Filed Pursuant to Rule 253(g)(2)

File No. 024-10843

FUNDRISE GROWTH EREIT II, LLC

SUPPLEMENT NO. 3 DATED JULY 1, 2019
TO THE OFFERING CIRCULAR DATED MAY 30, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT II, LLC (“we”, “our” or “us”), dated May 30, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on June 19, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Declaration of dividend;
•	Our Semi-Annual Net Asset Value (“NAV”) Per Share as of June 30, 2019;
•	Status of Our Share Redemption Plan; and
•	Historical NAV Information.

Declaration of Dividend

On June 28, 2019, the Manager of the Company declared a daily distribution of $0.0002739726 per share (the “July 2019 Daily Distribution Amount”) (which equates to approximately 1.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on July 1, 2019 and ending on July 31, 2019 (the “July 2019 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the July 2019 Distribution Period and the distributions are scheduled to be paid prior to October 21, 2019. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.

Net Asset Value as of June 30, 2019

As of June 30, 2019, our NAV per common share is $10.00. This NAV per common share shall be effective until updated by us on or about December 31, 2019 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEET (UNAUDITED)

(In thousands, except share and per share amounts)	June 30, 2019 [1]	December 31, 2018 [1]
ASSETS
Investments, at fair value	$7,838	$4,495
Real estate properties, at fair value	6,244	3,108
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	239	33
Other real estate investments, at fair value	1,355	1,354
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	41,112	23,945
Other assets	32	125
Current interest receivable	-	28
Total Assets	$48,982	$28,593

LIABILITIES
Accounts payable	$94	$67
Due to related party	2	64
Dividends payable [2]	1,226	-
Settling subscriptions	16	1,016
Total Liabilities	$1,338	$1,147

NET ASSETS CONSIST OF:
Fundrise Growth eREIT II, LLC Members’ Equity:
Common shares; 4,762,391 and 2,744,473 shares outstanding, net of offering costs, on June 30, 2019 and December 31, 2018, respectively	$46,408	$27,389
Retained Earnings	977	38
Net adjustments to fair value	259	19
NET ASSETS	$47,644	$27,446
NET ASSET VALUE PER SHARE, on 4,762,391 and 2,744,473 shares outstanding for the periods ended June 30, 2019 and December 31, 2018, respectively [3]	$10.00	$10.00

[1] Estimated Balance Sheets as of June 30, 2019 and December 31, 2018.

[2] This amount does not include accrual for dividends payable that were declared before June 30, 2019 that relate to the second semi-annual period of 2019 or dividends payable that were declared before December 31, 2018 that relate to the first semi-annual period of 2019, respectively.

[3] The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on June 30, 2019 and December 31, 2018, respectively.

On July 1, 2019, the Company announced that its net asset value per share (“NAV”) as of June 30, 2019 is $10.00 per share of our Common Shares. This NAV per common share shall be effective until on or about December 31, 2019, (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the market value of our shares on a semi-annual basis. However, the majority of our assets consist of commercial real estate loans and other commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our sponsor's internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) quarterly updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our distributions payable at the end of the quarter related to the current or previous quarters, and (4) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per share purchase price of our Common Shares will continue to be $10.00 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after December 31, 2019, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

During the semi-annual period ended June 30, 2019, we redeemed approximately 155,548 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each semi-annual period from December 31, 2018 to June 30, 2019.

Date	NAV Per Share
December 31, 2018	$10.00
June 30, 2019	$10.00